Contact:

Bob Rai, Director and CEO

604-247-2639

info@avricorehealth.com

www.avricorehealth.com

Avricore Health Provides Update on Status of

Management Cease Trade Order

Vancouver, May 16, 2019 - Avricore Health Inc. (TSXV: AVCR) (“Avricore Health” or the “Company”) is providing this update on the status of a management cease trade order granted on May 2, 2019 (the "MCTO") by the British Columbia Securities Commission under National Policy 12-203 – Management Cease Trade Order ("NP 12-203"). On May 2, 2019, the Company announced that, for reasons disclosed in the news release, there would be a delay in the filing of its financial statements and accompanying management’s discussion and analysis for the fiscal year ended December 31, 2018 (the "Annual Filings") beyond the period prescribed under applicable Canadian securities laws (the "Default Announcement").

The Company reports that it anticipates filing the Annual Filings on or about May 31, 2019. Further updates on timing will be provided by the Company as necessary.

During the MCTO, the general investing public will continue to be able to trade in the Company's listed common shares. However, the Company's chief executive officer and chief financial officer will not be able to trade in the Company's shares.

Other than as disclosed in this news release, there are no material changes to the information contained in the Default Announcement. The Company confirms that it intends to satisfy the provisions of NP 12-203 and will continue to issue bi-weekly default status reports for so long as it remains in default of the Annual Filings requirement.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company’s goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements: Information in this press release that involves Avricore Health’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the timing and completion of necessary accounting and review procedures to complete the Annual Filings and other factors beyond our control. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of

Avricore Health Inc. | 2639 Viking Way, Suite 210, Richmond, B.C. V6V 3B7, Canada          www.AvricoreHealth.com

Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to negotiate and enter into a definitive agreement with Molecular You; failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore Health’s public filings available on SEDAR at www.sedar.com. Accordingly, readers should exercise caution in relying upon forward-looking statements and Avricore Health undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Avricore Health Inc. | 2639 Viking Way, Suite 210, Richmond, B.C. V6V 3B7, Canada          www.AvricoreHealth.com